FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

January 10, 2025

For

Starpax Biopharma Inc.

A Canadian Corporation

6615 Abrams Street

Montreal, Quebec, H4SIV9

Item 6: Changes in Control of Issuer

On October 22, 2024, John Helou resigned his position as Director of Starpax Biopharma Inc. (the "Company"). On October 24, 2024 Berthe Latreille and Lisa Matar resigned their positions as Directors of the Company.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Starpax Biopharma Inc.

(Exact name of issuer as specified in its charter)

By s/Pierre Dozios

Director